Exhibit 99.1

Sea Limited Reports Third Quarter 2022 Results

Singapore, November 15, 2022 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the third quarter ended September 30, 2022.

“Given the significant uncertainties in the macro environment, we have entirely shifted our mindset and focus from growth to achieving self-sufficiency and profitability as soon as possible, without relying on any external funding,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer.

“We are adapting quickly to the changing climate. All our efforts are directed to ensure that Sea not only survives the macro storms but emerges stronger, more efficient, and more resilient – and as a long-term winner in our markets. This positions us to continue capturing the long-term potential of our businesses and markets, and to deliver strong and sustained shareholder returns over time. Over the last quarter, we took decisive actions to improve margins, and set clear goals and priorities for the quarters to come. We remain highly confident about the compelling long-term growth prospects of our businesses and markets.”

Third Quarter 2022 Highlights

▪	Group
o	Total GAAP revenue was US$3.2 billion, up 17.4% year-on-year.
o	Total gross profit was US$1.2 billion, up 21.7% year-on-year.
o	Total net loss was US$(569.3) million, flat year-on-year, and improving by 38.9% quarter-on-quarter.
o	Total net loss excluding share-based compensation was US$(373.5) million, improving by 16.6% year-on-year and 34.4% quarter-on-quarter[1]. After adjusting for US$85.4 million of severance and early lease termination related costs for the quarter, total net loss excluding share-based compensation improved by 49.4% quarter-on-quarter[1].
o	Total adjusted EBITDA[2] was US$(357.7) million, as compared to US$(165.5) million for the third quarter of 2021, and improving by 29.4% quarter-on-quarter. After adjusting for US$77.4 million of severance and early lease termination related costs for the quarter, adjusted EBITDA improved by 44.7% quarter-on-quarter.
o	As of September 30, 2022, cash, cash equivalents and short-term investments was US$7.3 billion, representing a net change of US$(485.1) million from June 30, 2022.

▪	E-commerce

o	GAAP revenue was US$1.9 billion, up 32.4% year-on-year. Based on constant currency assumptions[3], GAAP revenue was up 38.8% year-on-year.

o	GAAP revenue included US$1.6 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 39.3% year-on-year.
▪	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 54.1% year-on-year to US$1.0 billion. Faster growth of core marketplace revenue was one of the factors contributing to the strong improvement in Shopee’s profitability in the quarter.
▪	Value-added services revenue, mainly consisting of revenues related to logistics services, was up 20.3% year-on-year to US$0.6 billion.
o	Gross orders totaled 2.0 billion for the quarter, increasing by 19.2% year-on-year.
o	GMV was US$19.1 billion for the quarter, increasing by 13.5% year-on-year. Based on constant currency assumptions[3], GMV was up 21.4% year-on-year.
o	GAAP sales and marketing expenses were US$575.7 million, decreasing by 16.4% year-on-year and 14.6% quarter-on-quarter.
o	Adjusted EBITDA[2] for Shopee overall was US$(495.7) million, improving by 27.5% year-on-year and 23.5% quarter-on-quarter. For the avoidance of doubt, going forward unless otherwise specified, adjusted EBITDA is after allocation of headquarters’ common expenses (“HQ costs”), and adjusted EBITDA before allocation of HQ costs is referred to as contribution margin.
▪	The adjusted EBITDA improvement was driven by strong topline growth, particularly in core marketplace revenue, and meaningful efficiency improvements in operating costs across our markets. This was partially offset by severance and early lease termination related costs related to Shopee and increases in HQ costs for Shopee such as shared R&D staffing and shared server hosting expenses. As we began more focused efforts on optimizing HQ costs, including R&D costs, from the later part of the third quarter, we expect savings on shared costs to start to show in the following quarters.
▪	Asia markets recorded adjusted EBITDA of US$(216.8) million in the quarter, improving by 31.4% quarter-on-quarter as a result of profitability improvements across all markets in the region. During the quarter, our Asia markets combined recorded positive contribution margin, in line with our previously shared expectations. Specifically, most of the markets within Asia, including our largest market Indonesia, achieved positive contribution margin, and Malaysia and Taiwan recorded positive adjusted EBITDA for the quarter.
▪	Other markets recorded adjusted EBITDA of US$(279.0) million in the quarter, improving by 16.0% quarter-on-quarter as a result of increased monetization and cost savings.
▪	In Brazil, unit economics continued to improve significantly, with adjusted EBITDA loss per order before allocation of HQ costs of US$1.03, improving by 27.4% from the previous quarter. GAAP revenue grew by over 225% year-on-year.
o	While our results may fluctuate and are subject to the macro environment and many other factors, we are currently working towards adjusted EBITDA breakeven for Shopee overall by the end of 2023.

▪	Digital Entertainment

o	GAAP revenue was US$892.9 million, as compared to US$900.3 million for the previous quarter.

o	Bookings[4] were US$664.7 million, as compared to US$717.4 million for the previous quarter. Bookings declined roughly 4% quarter-on-quarter based on constant currency assumptions[3].
o	Adjusted EBITDA[2] was US$289.9 million, as compared to US$333.6 million for the previous quarter.
o	Adjusted EBITDA represented 43.6% of bookings for the third quarter of 2022, as compared to 46.5% for the previous quarter.
o	Quarterly active users were 568.2 million, as compared to 619.3 million for the previous quarter.
o	Quarterly paying users were 51.5 million, representing a paying user ratio of 9.1%, unchanged from the previous quarter.
o	Average bookings per user were US$1.2, stable quarter-on-quarter.

▪	Digital Financial Services
o	GAAP revenue was US$326.9 million, up 147.2% year-on-year.
o	Adjusted EBITDA[2] was US$(67.7) million, improving by 57.4% year-on-year and 39.3% quarter-on-quarter. The improvement was predominantly driven by more targeted sales and marketing spending for the mobile wallet business, and our credit business maintaining its healthy profitability while generating cash for the group.
o	As of the end of the third quarter 2022, total loans receivable was US$2.2 billion, net of allowance for credit losses of US$253.4 million. Non-performing loans past due by more than 90 days represented less than 4% of our total gross loans receivable. The weighted average tenure of loans outstanding as of the end of the quarter was approximately 4 months.

Outlook

Given rising macro uncertainties, and with reopening trends having an ongoing effect on the business, we are revising the guidance for digital entertainment. We now expect bookings for the full year of 2022 to be between US$2.6 billion and US$2.8 billion, as compared to the previous guidance of between US$2.9 billion to US$3.1 billion.

In addition, given the ongoing macro uncertainties, we currently do not intend to provide any guidance for 2023 for our businesses.

1 Compared with total net loss excluding share-based compensation and impairment of goodwill for the second quarter of 2022.

2 For definitions of total adjusted EBITDA and adjusted EBITDA for digital entertainment, e-commerce and digital financial services segments, please refer to the “Non-GAAP Financial Measures” section.

3 Current and comparative prior period local currency amounts are converted into United States dollars using the same exchange rates, rather than the actual exchange rates during the respective periods.

4 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended September 30,
	2021	2022
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	1,099,367	892,879	(18.8)%
E-commerce and other services	1,309,912	1,976,743	50.9%
Sales of goods	279,605	286,329	2.4%
	2,688,884	3,155,951	17.4%

Cost of revenue
Cost of service
Digital Entertainment	(314,363)	(264,833)	(15.8)%
E-commerce and other services	(1,099,189)	(1,405,749)	27.9%
Cost of goods sold	(266,628)	(257,651)	(3.4)%
	(1,680,180)	(1,928,233)	14.8%
Gross profit	1,008,704	1,227,718	21.7%
Other operating income	68,557	65,972	(3.8)%
Sales and marketing expenses	(1,009,601)	(816,662)	(19.1)%
General and administrative expenses	(294,848)	(551,700)	87.1%
Research and development expenses	(231,368)	(420,972)	81.9%
Total operating expenses	(1,467,260)	(1,723,362)	17.5%
Operating loss	(458,556)	(495,644)	8.1%
Non-operating loss, net	(12,816)	(9,173)	(28.4)%
Income tax expense	(101,040)	(65,279)	(35.4)%
Share of results of equity investees	1,431	821	(42.6)%
Net loss	(570,981)	(569,275)	(0.3)%
Net loss excluding share-based compensation (1)	(448,014)	(373,520)	(16.6)%
Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders (1)	(0.84)	(0.66)	(21.4)%
Change in deferred revenue of Digital Entertainment	121,306	(228,207)	(288.1)%
Adjusted EBITDA for Digital Entertainment (1)	715,139	289,879	(59.5)%
Adjusted EBITDA for E-commerce (1)	(683,813)	(495,735)	(27.5)%
Adjusted EBITDA for Digital Financial Services (1)	(159,037)	(67,746)	(57.4)%
Adjusted EBITDA for Other Services (1)	(31,920)	(76,530)	139.8%
Unallocated expenses (2)	(5,823)	(7,520)	29.1%
Total adjusted EBITDA (1)	(165,454)	(357,652)	116.2%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended September 30, 2022 Compared to Three Months Ended September 30, 2021

Revenue

Our total GAAP revenue increased by 17.4% to US$3.2 billion in the third quarter of 2022 from US$2.7 billion in the third quarter of 2021.

•	Digital Entertainment: GAAP revenue was US$892.9 million, as compared to US$1.1 billion in the third quarter of 2021, primarily attributable to the softening of bookings due to the ongoing moderation in user engagement and monetization.

•	E-commerce and other services: GAAP revenue increased by 50.9% to US$2.0 billion in the third quarter of 2022 from US$1.3 billion in the third quarter of 2021, primarily driven by the increased monetization in our e-commerce business and the growth of our credit business.

•	Sales of goods: GAAP revenue increased by 2.4% to US$286.3 million in the third quarter of 2022 from US$279.6 million in the third quarter of 2021.

Cost of Revenue

Our total cost of revenue increased by 14.8% to US$1.9 billion in the third quarter of 2022 from US$1.7 billion in the third quarter of 2021.

•	Digital Entertainment: Cost of revenue decreased by 15.8% to US$264.8 million in the third quarter of 2022 from US$314.4 million in the third quarter of 2021, which was largely in line with the decrease in digital entertainment revenue.

•	E-commerce and other services: Cost of revenue for e-commerce and other services segment combined increased by 27.9% to US$1.4 billion in the third quarter of 2022 from US$1.1 billion in the third quarter of 2021, primarily driven by higher costs of logistics from order growth and other costs related to the growth of e-commerce marketplace. Improvement in gross profit margins was mainly due to the growth of core marketplace revenue with higher gross profit margin.

•	Cost of goods sold: Cost of goods sold decreased by 3.4% to US$257.7 million in the third quarter of 2022 from US$266.6 million in the third quarter of 2021.

Other Operating Income

Other operating income was US$66.0 million and US$68.6 million in the third quarter of 2022 and 2021, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Total sales and marketing expenses decreased by 19.1% to US$816.7 million in the third quarter of 2022 from US$1.0 billion in the third quarter of 2021. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2021	2022	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	108,631	60,521	(44.3)%
E-commerce	688,924	575,676	(16.4)%
Digital Financial Services	195,794	130,824	(33.2)%

The decrease in sales and marketing expenses across all major reporting segments were mainly attributable to our efforts to continue to reduce operating costs and achieve higher cost efficiencies.

General and Administrative Expenses

Our general and administrative expenses increased by 87.1% to US$551.7 million in the third quarter of 2022 from US$294.8 million in the third quarter of 2021. This increase was primarily due to the increase in credit loss expense related to loans receivable, in addition to higher staff cost, including share-based compensation, and higher office facilities and related expenses to support our business growth. Credit loss expenses on loans receivable increased to US$136.4 million in the third quarter of 2022 from US$33.2 million in the third quarter of 2021, primarily driven by the growth in our loan book.

Research and Development Expenses

Research and development expenses increased by 81.9% to US$421.0 million in the third quarter of 2022 from US$231.4 million in the third quarter of 2021, primarily attributable to higher staff cost from the increase in headcount as we invested in our technological capabilities and expanded our service offerings.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating loss of US$9.2 million in the third quarter of 2022, compared to a net non-operating loss of US$12.8 million in the third quarter of 2021.

Income Tax Expense

We had a net income tax expense of US$65.3 million and US$101.0 million in the third quarter of 2022 and 2021, respectively.

Net Loss

As a result of the foregoing, we had net losses of US$569.3 million and US$571.0 million in the third quarter of 2022 and 2021, respectively.

Net Loss Excluding Share-based Compensation

Net loss excluding share-based compensation, was US$373.5 million and US$448.0 million in the third quarter of 2022 and 2021, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation, was US$0.66 and US$0.84 in the third quarter of 2022 and 2021, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on November 15, 2022 8:30 PM Singapore / Hong Kong Time on November 15, 2022

Webcast link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=69JIbsbL

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants:	5795737

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on equity offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Net loss excluding share-based compensation” represents net loss before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a significant expense.

•	“Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a significant expense.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended September 30, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	456,952	(586,148)	(82,462)	(80,711)	(203,275)	(495,644)
Net effect of changes in deferred revenue and its related cost	(177,874)	-	-	-	-	(177,874)
Depreciation and Amortization	10,801	90,413	14,716	4,181	-	120,111
Share-based compensation	-	-	-	-	195,755	195,755
Adjusted EBITDA	289,879	(495,735)	(67,746)	(76,530)	(7,520)	(357,652)

	For the Three Months ended September 30, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	611,673	(741,399)	(166,127)	(33,913)	(128,790)	(458,556)
Net effect of changes in deferred revenue and its related cost	93,707	-	-	-	-	93,707
Depreciation and Amortization	9,759	57,586	7,090	1,993	-	76,428
Share-based compensation	-	-	-	-	122,967	122,967
Adjusted EBITDA	715,139	(683,813)	(159,037)	(31,920)	(5,823)	(165,454)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Three Months ended September 30,
	2021	2022
	$	$
Net loss	(570,981)	(569,275)
Share-based compensation	122,967	195,755
Net loss excluding share-based compensation	(448,014)	(373,520)

Net (profit) loss attributable to non-controlling interests	(2,038)	3,976
Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(450,052)	(369,544)

Weighted average shares used in loss per share computation:
Basic and diluted	538,666,684	558,442,254

Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(0.84)	(0.66)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2021	2022
	$	$
Revenue
Service revenue
Digital Entertainment	2,904,969	2,928,306
E-commerce and other services	3,081,952	5,232,040
Sales of goods	746,155	837,775

Total revenue	6,733,076	8,998,121

Cost of revenue
Cost of service
Digital Entertainment	(855,299)	(834,547)
E-commerce and other services	(2,590,475)	(3,911,891)
Cost of goods sold	(702,295)	(763,719)

Total cost of revenue	(4,148,069)	(5,510,157)

Gross profit	2,585,007	3,487,964

Operating income (expenses):
Other operating income	215,652	210,731
Sales and marketing expenses	(2,609,885)	(2,795,603)
General and administrative expenses	(786,698)	(1,423,878)
Research and development expenses	(545,061)	(1,132,306)
Impairment of goodwill	–	(177,280)
Total operating expenses	(3,725,992)	(5,318,336)

Operating loss	(1,140,985)	(1,830,372)
Interest income	25,158	61,179
Interest expense	(86,653)	(34,587)
Investment loss, net	(24,585)	(84,327)
Foreign exchange gain	24,951	9,737
Loss before income tax and share of results of equity investees	(1,202,114)	(1,878,370)
Income tax expense	(227,256)	(211,856)
Share of results of equity investees	2,629	9,616
Net loss	(1,426,741)	(2,080,610)

Net (profit)/loss attributable to non-controlling interests	(2,410)	2,391
Net loss attributable to Sea Limited’s ordinary shareholders	(1,429,151)	(2,078,219)

Loss per share:
Basic and diluted	(2.72)	(3.73)

Weighted average shares used in loss per share computation:	525,652,569	557,376,415
Basic and diluted

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2021	2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	9,247,762	6,253,387
Restricted cash	1,551,635	1,336,839
Accounts receivable, net of allowance for credit losses of $5,772 and $8,015 as of December 31, 2021 and September 30, 2022 respectively	388,308	235,932
Prepaid expenses and other assets	1,401,863	1,436,462
Loans receivable, net of allowance for credit losses of $91,504 and $251,341, as of December 31, 2021 and September 30, 2022 respectively	1,500,954	2,136,101
Inventories, net	117,499	122,391
Short-term investments	911,281	1,042,291
Amounts due from related parties	16,095	14,461
Total current assets	15,135,397	12,577,864

Non-current assets
Property and equipment, net	1,029,963	1,382,963
Operating lease right-of-use assets, net	649,680	1,074,205
Intangible assets, net	52,517	74,114
Long-term investments	1,052,861	1,349,186
Prepaid expenses and other assets	124,521	236,228
Loans receivable, net of allowance for credit losses of $6,172 and $2,012, as of December 31, 2021 and September 30, 2022 respectively	28,964	22,804
Restricted cash	38,743	53,544
Deferred tax assets	103,755	103,386
Goodwill	539,624	407,994
Total non-current assets	3,620,628	4,704,424
Total assets	18,756,025	17,282,288

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2021	2022
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	213,580	289,810
Accrued expenses and other payables	3,531,187	4,252,081
Advances from customers	244,574	242,685
Amounts due to related parties	74,738	370
Bank borrowings	100,000	49,000
Operating lease liabilities	186,494	269,858
Deferred revenue	2,644,463	1,763,837
Convertible notes (1)	–	31,208
Income tax payable	181,400	152,506
Total current liabilities	7,176,436	7,051,355

Non-current liabilities
Accrued expenses and other payables	76,234	94,750
Operating lease liabilities	491,313	861,664
Deferred revenue	104,826	161,357
Convertible notes (1)	3,475,708	4,148,004
Deferred tax liabilities	6,992	8,916
Unrecognized tax benefits	107	107
Total non-current liabilities	4,155,180	5,274,798
Total liabilities	11,331,616	12,326,153

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2021	2022
	$	$
Shareholders’ equity
Class A Ordinary shares	204	256
Class B Ordinary shares	74	23
Additional paid-in capital (1)	14,622,292	14,324,004
Accumulated other comprehensive loss	(28,519)	(267,223)
Statutory reserves	6,144	6,443
Accumulated deficit (1)	(7,201,498)	(9,166,292)

Total Sea Limited shareholders’ equity	7,398,697	4,897,211
Non-controlling interests	25,712	58,924
Total shareholders’ equity	7,424,409	4,956,135
Total liabilities and shareholders’ equity	18,756,025	17,282,288

(1) The Company adopted ASU 2020-06 on January 1, 2022 using modified retrospective method and the cumulative effects have been adjusted via retained earnings opening balance. As a result of adoption, our Convertible Notes balances have increased and additional paid-in capital and accumulated deficit have decreased accordingly.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2021	2022
	$	$
Net cash generated from (used in) operating activities	513,473	(1,375,383)
Net cash used in investing activities	(1,991,763)	(2,480,331)
Net cash generated from financing activities	7,015,596	913,967
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(64,727)	(252,623)
Net increase (decrease) in cash, cash equivalents and restricted cash	5,472,579	(3,194,370)
Cash, cash equivalents and restricted cash at beginning of the period	7,053,393	10,838,140
Cash, cash equivalents and restricted cash at end of the period	12,525,972	7,643,770

Net cash used in investing activities amounted to US$2.5 billion for the nine months ended September 30, 2022. This was primarily attributable to an increase in loans receivable of US$1.1 billion and purchase of property and equipment of US$772 million to support the growth of our businesses, as well as net placement of US$189 million into time deposits and liquid investment products for better cash yield management. We aim to continue to maintain a net cash position, after budgeting for the full retirement in cash of the outstanding convertible bonds, and assuming no external funding.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	892,879	1,920,126	326,853	16,093	-	3,155,951
Operating income (loss)	456,952	(586,148)	(82,462)	(80,711)	(203,275)	(495,644)
Non-operating loss, net						(9,173)
Income tax expense						(65,279)
Share of results of equity investees						821
Net loss						(569,275)

	For the Three Months ended September 30, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,099,367	1,450,397	132,204	6,916	-	2,688,884
Operating income (loss)	611,673	(741,399)	(166,127)	(33,913)	(128,790)	(458,556)
Non-operating loss, net						(12,816)
Income tax expense						(101,040)
Share of results of equity investees						1,431
Net loss						(570,981)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.